Exhibit 99.1

JAGUAR MINING INC.

Interim Consolidated Financial Statements

June 30, 2010 and 2009

(unaudited)

JAGUAR MINING INC.

Interim Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

	June 30, 2010	December 31, 2009
	(unaudited)
Assets
Current assets:
Cash and cash equivalents (Note 10)	$58,624	$121,256
Short-term investments (Note 10)	5,862	-
Inventory	39,457	36,986
Prepaid expenses and sundry assets (Notes 2 and 7)	18,651	19,050
Unrealized foreign exchange gains (Note 3)	108	1,280
	122,702	178,572

Prepaid expenses and sundry assets (Notes 2 and 7)	44,036	35,837
Net smelter royalty	1,006	1,006
Restricted cash	908	108
Property, plant and equipment	240,906	205,329
Mineral exploration projects (Note 4)	149,139	129,743

	$558,697	$550,595

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$25,534	$22,892
Notes payable (Note 6)	10,058	5,366
Income taxes payable	16,645	15,641
Asset retirement obligations	533	510
	52,770	44,409

Deferred compensation liability (Note 5)	9,889	8,616
Notes payable (Note 6)	133,813	126,784
Future income taxes	11,812	11,821
Asset retirement obligations	11,961	12,331
Other liabilities	964	738
Total liabilities	221,209	204,699

Shareholders' equity
Common shares	368,429	365,667
Stock options	14,110	14,762
Contributed surplus	42,028	42,028
Deficit	(87,079)	(76,561)
	337,488	345,896
Commitments (Notes 3 and 11)
Subsequent events (Notes 7 and 12)
	$558,697	$550,595

See accompanying notes to interim consolidated financial statements.

On behalf of the Board:

Gary E. German	Director

Daniel R. Titcomb	Director

JAGUAR MINING INC.

Interim Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in thousands of U.S. dollars, except per share amounts)

(unaudited)

	Three Months Ended June 30, 2010	Three Months Ended June 30, 2009	Six Months Ended June 30, 2010	Six Months Ended June 30, 2009

Gold sales	$36,853	$32,786	$77,522	$66,072
Production costs	(25,683)	(18,568)	(50,823)	(35,651)
Stock-based compensation (Note 5)	(253)	(155)	(380)	(181)
Depletion and amortization	(8,819)	(4,952)	(16,852)	(9,835)
Gross profit	2,098	9,111	9,467	20,405

Operating expenses:
Exploration	1,171	691	2,279	1,330
Stock-based compensation (Note 5)	1,246	1,090	1,173	2,084
Administration	4,819	4,059	9,116	7,821
Management fees (Note 9 (a))	297	278	636	802
Amortization	126	114	250	216
Accretion expense	326	192	726	380
Other	329	141	1,018	895
Total operating expenses	8,314	6,565	15,198	13,528

Income (loss) before the following	(6,216)	2,546	(5,731)	6,877

Loss (gain) on forward foreign exchange derivatives (Note 3)	(61)	(540)	192	(827)
Foreign exchange loss (gain)	988	(10,414)	1,477	(12,992)
Interest expense	4,268	2,650	8,249	4,864
Interest income	(1,146)	(1,251)	(2,507)	(1,750)
Disposition of property (Note 7)	(4,956)	(455)	(5,453)	(915)
Other non-operating expenses	-	-	-	741
Total other expenses (income)	(907)	(10,010)	1,958	(10,879)

Income (loss) before income taxes	(5,309)	12,556	(7,689)	17,756
Income taxes
Current income taxes	139	349	2,523	790
Future income taxes	465	2,483	306	2,483
Total income taxes	604	2,832	2,829	3,273

Net income (loss) and comprehensive income (loss) for the period	$(5,913)	$9,724	$(10,518)	$14,483

Basic net income (loss) per share (Note 8)	$(0.07)	$0.12	$(0.13)	$0.20
Diluted net income (loss) per share (Note 8)	$(0.07)	$0.12	$(0.13)	$0.19

Weighted average number of common shares outstanding - Basic (Note 8)	84,128,483	77,957,007	84,062,278	73,315,017
Weighted average number of common shares outstanding - Diluted (Note 8)	84,128,483	79,787,135	84,062,278	74,685,075

See accompanying notes to interim consolidated financial statements.

JAGUAR MINING INC.

Interim Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

(unaudited)

	Three Months Ended June 30, 2010	Three Months Ended June 30, 2009	Six Months Ended June 30, 2010	Six Months Ended June 30, 2009

Cash provided by (used in):
Operating activities:
Net income (loss) for the period	$(5,913)	$9,724	$(10,518)	$14,483
Items not involving cash:
Unrealized foreign exchange (gain) loss	2,284	(5,633)	2,607	(8,665)
Stock-based compensation	1,499	1,245	1,553	2,265
Non-cash interest expense	2,008	683	3,983	1,044
Accretion expense	326	192	726	380
Future income taxes	465	2,483	306	2,483
Depletion and amortization	8,945	5,066	17,103	10,052
Unrealized loss (gain) on foreign exchange contracts	473	(880)	1,172	(2,421)
Disposition of property	(4,625)	-	(4,625)	-
Reclamation expenditure	(995)	(283)	(1,074)	(283)
	4,467	12,597	11,233	19,338

Change in non-cash operating working capital
Inventory	(3,343)	(2,860)	(1,134)	(3,164)
Prepaid expenses and sundry assets	(2,545)	(4,605)	(5,482)	(4,879)
Accounts payable and accrued liabilities	(1,740)	5,277	2,642	4,858
Income taxes payable	206	1,547	1,004	1,717
	(2,955)	11,956	8,263	17,870
Financing activities:
Issuance of common shares, special warrants and warrants, net	450	226	1,952	63,692
Increase in restricted cash	-	(1)	(800)	(1)
Repayment of debt	(3,467)	(2,274)	(3,535)	(2,561)
Increase in debt	7,575	-	11,116	-
Other long term liabilities	62	-	226	-
	4,620	(2,049)	8,959	61,130

Investing activities
Short-term investments	(51)	-	(5,862)	-
Mineral exploration projects	(11,584)	(5,440)	(19,977)	(7,109)
Purchase of property, plant and equipment	(24,878)	(14,640)	(53,414)	(18,538)
	(36,513)	(20,080)	(79,253)	(25,647)

Effect of foreign exchange on non-U.S. dollar denominated cash and cash equivalents	(1,581)	4,702	(601)	5,307
Increase (decrease) in cash and cash equivalents	(36,429)	(5,471)	(62,632)	58,660
Cash and cash equivalents, beginning of period	95,053	84,691	121,256	20,560
Cash and cash equivalents, end of period	$58,624	$79,220	$58,624	$79,220

Supplemental cash flow information (Note 10)

See accompanying notes to interim consolidated financial statements.

JAGUAR MINING INC.

Interim Consolidated Statements of Shareholders' Equity
(Expressed in thousands of U.S. dollars)

(unaudited)
	Common Shares		Stock Options		Contributed Surplus	Deficit	Total
	#	$	#	$	$	$	$
Balance, December 31, 2008	63,982,281	245,067	7,061,013	19,059	1,167	(68,569)	196,724
Public offering	13,915,000	63,342	-	-	-	-	63,342
Exercise of stock options	97,100	515	(97,100)	(166)	-	-	349
Unvested options expired upon termination	-	-	(17,000)	(28)	-	-	(28)
Stock based compensation	-	-	-	303	-	-	303
Net income	-	-	-	-	-	14,483	14,483
Balance, June 30, 2009	77,994,381	308,924	6,946,913	19,168	1,167	(54,086)	275,173

Balance, December 31, 2009	83,714,648	365,667	4,596,500	14,762	42,028	(76,561)	345,896
Exercise of stock options	489,000	2,762	(489,000)	(810)	-	-	1,952
Stock based compensation	-	-	-	158	-	-	158
Net income	-	-	-	-	-	(10,518)	(10,518)
Balance, June 30, 2010	84,203,648	368,429	4,107,500	14,110	42,028	(87,079)	337,488

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Six months ended June 30, 2010 and 2009
(Unaudited)

1.	Significant Accounting Policies:

The interim consolidated financial statements of Jaguar Mining Inc. (the “Company”) follow the same accounting policies and methods of application as the annual audited consolidated financial statements.  The interim consolidated financial statements do not contain all disclosures as required by Canadian generally accepted accounting principles (“Canadian GAAP”) for annual financial statements and accordingly should be read in conjunction with the Company’s annual audited consolidated financial statements.

Accounting Standards Issued But Not Yet Implemented:

(i)	Business combinations:

In January 2009, the CICA issued Section 1582, “Business Combinations,” effective for fiscal years beginning on or after January 1, 2011.  Earlier adoption of Section 1582 is permitted.  This pronouncement further aligns Canadian GAAP with accounting principles generally accepted in the United States (“US GAAP”) and International Financial Reporting Standards (“IFRS”) and changes the accounting for business combinations in a number of areas.  It establishes principles and requirements governing how an acquiring company recognizes and measures in its financial statements identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquiree, and goodwill acquired.  The section also establishes disclosure requirements that will enable users of the acquiring company’s financial statements to evaluate the nature and financial effects of its business combinations.  The Company is considering the impact of adopting this pronouncement on the consolidated financial statements.

(ii)	Consolidated financial statements and non-controlling interests:

In January 2009, the CICA issued Section 1601, “Consolidated Financial Statements,” and Section 1602, “Non-Controlling Interests,” effective for fiscal years beginning on or after January 1, 2011.  Earlier adoption of these recommendations is permitted.  These pronouncements further align Canadian GAAP with US GAAP and IFRS.  Sections 1601 and 1602 change the accounting and reporting for ownership interests in subsidiaries held by parties other than the parent.  Non-controlling interests are to be presented in the consolidated statement of financial position within equity but separate from the parent’s equity.  The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statement of income.  In addition, these pronouncements establish standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated.  They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners.  The Company is currently considering the impact of adopting these pronouncements on its consolidated financial statements.

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Six months ended June 30, 2010 and 2009
(Unaudited)

1.	Significant Accounting Policies (continued):

Accounting Standards Issued But Not Yet Implemented (continued):

(iii)	Financial instruments - recognition and measurement:

On July 1, 2009, the CICA amended Section 3855 with regard to determining when a prepayment option in a host debt instrument is closely related to the host instrument and the amendment is effective for fiscal years beginning on or after January 1, 2011.  The amendment states that if the exercise price of a prepayment option compensates the lender for an amount equivalent to the present value of the lost interest for the remaining term of the host instrument, the feature is considered closely related to the host contract in which it is embedded.  The Company is considering the impact of adopting this pronouncement on the consolidated financial statements.

2.	Prepaid Expenses and Sundry Assets:

The Company is required to pay certain taxes in Brazil, based on consumption.  These taxes are recoverable from the Brazilian tax authorities through various methods.  At June 30, 2010 total recoverable taxes denominated in Brazilian reais (R$) amounted R$98.5 million ($54.7 million) (December 31, 2009 - R$89.1 million ($51.2 million)).

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Six months ended June 30, 2010 and 2009
(Unaudited)

3.	Risk Management Policies:

Derivative Financial Instruments

Forward foreign exchange contracts:

As at June 30, 2010, the Company has forward foreign exchange contracts to purchase Brazilian reais as follows:

Settlement Date	Amount in	Settlement
	thousands of	amount in
	US$	thousands of R$
30-Jul-10	$1,000	R$	1,858
30-Jul-10	1,000		1,829
30-Jul-10	1,000		1,832
30-Jul-10	1,000		1,844
30-Jul-10	1,000		1,849
31-Aug-10	1,000		1,843
31-Aug-10	1,000		1,845
31-Aug-10	1,000		1,858
31-Aug-10	1,000		1,862
30-Sep-10	1,000		1,856
30-Sep-10	1,000		1,859
30-Sep-10	1,000		1,870
30-Sep-10	1,000		1,874
29-Oct-10	1,000		1,857
29-Oct-10	1,000		1,861
30-Nov-10	1,000		1,872
30-Nov-10	1,000		1,876
17-Dec-10	1,000		1,891
17-Dec-10	1,000		1,895
17-Dec-10	1,000		1,945
	$20,000	R$	37,276

At June 30, 2010, current assets include $108,000 of unrealized foreign exchange gains relating to the forward foreign exchange contracts (December 31, 2009 current assets include $1.3 million of unrealized foreign exchange gains).  Included in the statement of operations are the following amounts of unrealized and realized gains or losses on foreign exchange derivatives:

	Three Months Ended		Six Months Ended
	June 30		June 30
	2010	2009	2010	2009
Unrealized loss (gain)	$473	$(880)	$1,172	$(2,421)
Realized loss (gain)	(534)	340	(980)	1,594
	$(61)	$(540)	$192	$(827)

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Six months ended June 30, 2010 and 2009
(Unaudited)

4.           Mineral Exploration Projects:

	December 31,	Additions	June 30,
	2009		2010
Paciência	$3,705	$2,231	$5,936
Turmalina	467	494	961
Caeté	72,367	12,022	84,389
Faina and Pontal	2,388	1,992	4,380
Gurupi project	50,816	2,657	53,473
	$129,743	$19,396	$149,139

5.           Long- Term Incentive Plans

On June 1, 2010, the Company granted 46,668 deferred stock units to the Company’s directors, 226,425 restricted stock units to senior officers and employees and 855,100 stock appreciation rights to senior officers and directors.

Deferred Stock Units	Three months	Six months
	ended	ended
	June 30,	June 30,
	2010	2010
Units outstanding, beginning of period	174,559	174,559
Units granted	46,668	46,668
Balance outstanding, end of period	221,227	221,227

Expense recorded in the consolidated statements of operations and comprehensive income (loss)
Stock-based compensation expense	$350	$196
Foreign exchange gain	(67)	(27)
	$283	$169

	June 30,	December 31,
	2010	2009
Liability included in deferred compensation liabilities in the consolidated balance sheets	$2,153	$1,984

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Six months ended June 30, 2010 and 2009
(Unaudited)

5.           Long- Term Incentive Plans (continued):

Restricted Stock Units	Three months	Six months
	ended	ended
	June 30,	June 30,
	2010	2010
Units outstanding, beginning of period	680,900	675,900
Units granted	226,425	231,425
Units vested upon termination	(4,700)	(4,700)
Units cancelled	(2,500)	(2,500)
Balance outstanding, end of period	900,125	900,125

Expense recorded in the consolidated statements of operations and comprehensive income (loss)
Production costs	$231	$347
Stock-based compensation expense	333	$608
Foreign exchange gain	(111)	$(46)
	$453	$909
Expense deferred and included in mineral exploration projects in the consolidated balance sheets	$39	$77

	June 30,	December 31,
	2010	2009
Liability included in deferred compensation liabilities in the consolidated balance sheets	$3,110	$2,305

Stock Appreciation Rights	Three months	Six months
	ended	ended
	June 30,	June 30,
	2010	2010
Units outstanding, beginning of period	951,669	951,669
Units granted	855,100	855,100
Units exercised	-	-
Balance outstanding, end of period	1,806,769	1,806,769

Expense recorded in the consolidated statements of operations and comprehensive income (loss)
Stock-based compensation expense	$528	$299

	June 30,	December 31,
	2010	2009
Liability included in deferred compensation liabilities in the consolidated balance sheets	$4,626	$4,327

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Six months ended June 30, 2010 and 2009
(Unaudited)

6.           Notes Payable:

	June 30,	December 31,
	2010	2009
Due to Banco Bradesco	$46	$96
Due to Banco Bradesco	303	471
Due to Banco Bradesco (a)	3,000	-
Due to CVRD	7,968	11,125
Convertible notes	124,440	120,458
Banco Safra (b (i))	3,564	-
Banco Safra (b (ii))	3,000	-
Banco Itau (c)	1,550	-
	143,871	132,150
Less: Current portion	10,058	5,366
	$133,813	$126,784

	June 30,		December 31,
	2010		2009
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Notes Payable	$143,871	$136,975	$132,150	$147,734

(a)	Due to Banco Bradesco
 A credit facility of $10.0 million of which $3.0 million was outstanding as of June 30, 2010 (December 31, 2009 - $nil).  The promissory note bears interest at 2.96% per annum maturing February 2011.  The note is secured by future gold sales.

(b)	Due to Banco Safra

(i)
A secured credit facility of $3.8 million of which $3.6 million was outstanding as of June 30, 2010 (December 31, 2009 - $nil).  The equipment loan bears interest at 6% per annum and is repayable over 36 months, maturing February 2013.  The loan is secured by the equipment purchased and by personal guarantees by certain directors of MSOL.

(ii)	A promissory note at 3.55% per annum maturing February 2011. The note is secured by future gold sales.

(c)	Due to Banco Itau
 A credit facility of $2.5 million of which $1.6 million was outstanding as of June 30, 2010 (December 31, 2009 - $nil).  The loans bear interest at 4.5% per annum, are repayable over 36 months and will mature in April 13.  The loans are secured by equipment and by personal guarantees by certain directors of MSOL.

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Six months ended June 30, 2010 and 2009
(Unaudited)

7.	Sale of Mineral Rights

In February 2009 the Company reached an agreement with Companhia Vale do Rio Doce (“Vale”) to sell iron ore concessions controlled by the Company for $5.0 million subject to the approval of the National Department for Mineral Prospecting and Mining (“DNPM”).  DNPM approval was obtained in June 2010 at which time the sale was recorded.  25% or $1.25 million was received in July 2010 and the balance of $3.75 million is due July 2011. The portion due in one year has been discounted to reflect the time value of money. For the six months ended June 30, 2010, the statement of operations includes a gain on disposition of property of $4.63 million (six months ended June 30, 2009 - $nil) relating to the sale of iron ore rights.  As of June 30, 2010 current prepaid expenses and sundry assets includes $1.2 million and long term prepaid expenses and sundry assets includes $3.4 million receivable from Vale (December 31, 2009 - $nil).

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Six months ended June 30, 2010 and 2009
(Unaudited)

8.         Basic and Diluted Net Loss per Share:

Dollar amounts and share amounts in thousands, except per share amounts.

	Three months ended		Six months ended
	June 30		June 30
	2010	2009	2010	2009
Numerator
Net income (loss) for the period	$(5,913)	$9,724	$(10,518)	$14,483

Denominator
Weighted average number of common shares outstanding - Basic	84,128	77,957	84,062	73,315
Dilutive effect of options	-	1,830	-	1,370
Weighted average number of common shares outstanding - Diluted	84,128	79,787	84,062	74,685
Basic net income (loss) per share	$(0.07)	$0.12	$(0.13)	$0.20
Diluted net income (loss) per share	$(0.07)	$0.12	$(0.13)	$0.19

Options and convertible notes considered	Three months ended		Six months ended
anti-dilutive (in thousands)	June 30		June 30
	2010	2009	2010	2009
Options	4,175	5,145	4,352	5,634
4.5% Senior convertible notes - common shares issuable upon conversion	12,941	-	12,941	-
Total	17,116	5,145	17,293	5,634

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Six months ended June 30, 2010 and 2009
(Unaudited)

9.         Related Party Transactions:

(a)
The Company incurred fees of $636,000 for the six months ended June 30, 2010 (six months ended June 30, 2009 - $802,000) from IMS Engenharia Mineral Ltda. (“IMS”), a company owned by several officers of the Company, which provides operating services to the Company’s Brazilian subsidiaries.  The fees are included in management fees in the statement of operations.  The Company entered into a service agreement with IMS to render senior management services.  The agreement will expire on December 31, 2011.

(b)
The Company incurred occupancy fees of $90,000 for the six months ended June 30, 2010 (six months ended June 30, 2009 - $90,000) to Brazilian Resources Inc. (“BZI”), a corporate shareholder, for use of administrative offices.  As at June 30, 2010 prepaid expenses and sundry assets includes $100,000 from BZI relating to leasehold improvements paid by the Company (December 31, 2009 - $126,000).

The Company also incurred consulting fees and administrative service charges of $68,000 from BZI for the six months ended June 30, 2010 (six months ended June 30, 2009 - $299,000).  The occupancy costs, consulting fees and administrative service fees are included in the statement of operations.  As at June 30, 2010 accounts payable and accrued liabilities includes $10,000 due to BZI (December 31, 2009 - $58,000).

(c)
On March 20, 2006, the Company entered into an agreement with Prometálica Mineração Ltda. (“PML”) whereby it exchanged a loan receivable from PML for a 1.5% Net Smelter Royalty (“NSR”) on its Monte Cristo project for the expected life of the project.  The NSR was recorded at the carrying amount of the receivable from PML, plus accrued interest through March 20, 2006.

PML’s controlling shareholders are BZI and IMS, the founding shareholders of the Company.

On August 11, 2008, PML filed a judicial restructuring in Belo Horizonte, state of Minas Gerais, Brazil.  The judicial restructuring plan was approved by the court in April 2010. At this time the financial impact of the NSR due under the PML agreement with the Company is indeterminate.  Prior to the filing, the primary shareholders of PML, BZI and IMS, provided a guarantee of PML’s obligation to Mineração Serras do Oeste Ltda. (“MSOL”), a 100% owned subsidiary of the Company.  This guarantee will ensure the recovery of the Net Smelter Royalty due from PML if PML is unable to pay the Company.  As at June 30, 2010 the amount of the obligation is approximately $1.0 million.

(d)
The Company’s subsidiaries MSOL and MTL were required to pay an employment claim of a former employee who performed work for MSOL, then owned by BZI, and other BZI companies.  BZI has guaranteed the amount owed to the Company of R$378,000 ($210,000).  As at June 30, 2010, prepaid expenses and sundry assets include $210,000 receivable from BW Mineração Ltda., a wholly owned subsidiary of BZI.  (December 31, 2009 - $217,000).

The above related party transactions are in the normal course of operations and have been measured at the exchange amount agreed upon between the related parties.

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Six months ended June 30, 2010 and 2009
(Unaudited)

10.        Supplemental Cash Flow Information:

	Three months ended		Six months ended
	June 30		June 30
	2010	2009	2010	2009
Transfer of Zone C in return for forgiveness of royalties payable	$342	$455	$839	$915
Sale of iron ore mineral rights (Note 7)	$4,625	$-	$4,625	$-

	Three months ended		Six months ended
	June 30		June 30
	2010	2009	2010	2009
Interest paid	$4,942	$3,829	$5,091	$3,889
Income taxes paid	$-	$38	$-	$265

Cash and cash equivalents include R$23.0 million ($12.7 million) (December 31, 2009 - R$100.4 million ($57.6 million)) in bank certificates of deposit and $1.0 million in term deposits (December 31, 2009 - $1.0 million).

Short-term investments include R$10.6 million ($5.9 million) (December 31, 2009 - $nil) in bank certificates of deposit maturing in September 2010.

During the six months ended June 30, 2010 the Company paid no income tax installments in Brazil (six months ended June 30, 2009 R$606,000 ($265,000)).

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Six months ended June 30, 2010 and 2009
(Unaudited)

11.       Commitments:

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments.  The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and other commitments.

Commitments	Less than	1 - 3 years	3 - 5 years	More than	Total
	1 year			5 years

Current liabilities
Accounts payable and accrued liabilities	$25,534	$-	$-	$-	$25,534
Income taxes payable	16,436	-	-	-	16,436
Notes Payable
Principal	10,650	9,830	165,000	-	185,480
Interest	8,602	15,106	11,138	-	34,846
Operating Lease Agreements	220	-	-	-	220
Management agreements (a)
Operations	751	297	-	-	1,048
Suppliers agreements
Mine operations (b)	825	-	-	-	825
Drilling (c)	531	-	-	-	531
Asset retirement obligations (d)	533	792	465	14,787	16,577
Total	$64,082	$26,025	$176,603	$14,787	$281,497

(a)	The terms of the management agreements are one to two years (Note 9(a)).

(b)	The Company has the right to cancel the mine operations contract with 60 days advance notice. The amount included in the contractual obligations table represents the amount due within 60 days.

(c)	The Company has the right to cancel the drilling contract with 30 days advance notice. The amount included in the contractual obligations table represents the amount due within 30 days.

(d)	The asset retirement obligations are not adjusted for inflation and are not discounted.

12.        Subsequent Event

During July 2010, the Company entered into a limited ‘no-cost gold collar’, which is a financial contract to mitigate gold price risk in the event of an unforeseen significant global financial event. These no-cost collars will be measured at fair value on a recurring basis, using significant observable inputs (fair value hierarchy level 2).  To place the no-cost collars, the Company purchased gold puts for 59,600 ounces with a strike price range of $1,050 to $1,117 per ounce and sold gold calls for 60,000 ounces with a strike price range of $1,300 to $1,475 per ounce. The contracts are time-matched and settle prior to December 31, 2010.